Exhibit 99.1

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

for the Six Months Ended
June 30, 2016

(expressed in U.S. Dollars, except where noted)

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Xtra-Gold Resources Corp. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

INDEX TO FINANCIAL STATEMENTS

These condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and accompanying notes included in the Company’s annual consolidated financial statements for the year ended December 31, 2015.

XTRA-GOLD RESOURCES CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)

AS AT	June 30, 2016	December 31,
	(unaudited)	2015
ASSETS
Current
Cash and cash equivalents	$1,155,330	$862,552
Investment in trading securities, at fair value cost of $743,679 (December 31, 2015 - $651,580) (Note 4)	200,762	101,214
Receivables and other assets	177,567	31,636
Inventory	223,224	53,932
Total current assets	1,756,883	1,049,334

Restricted cash (Note 7)	221,322	221,322
Equipment (Note 5)	416,863	486,525
Mineral properties (Note 6)	734,422	734,422

TOTAL ASSETS	$3,129,490	$2,491,603

LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	$253,775	$246,721
Warrant derivative liability	100,922	—
Asset retirement obligation (Note 7)	177,429	145,029
Total current liabilities and total liabilities	532,126	391,750

Equity
Capital stock (Note 8) Authorized - 250,000,000 common shares with a par value of $0.001 Issued and outstanding 48,464,917 common shares (December 31, 2015 – 45,662,417 common shares)	48,465	45,662
Additional paid in capital	31,909,547	31,095,966
Deficit	(1,427,764)	(1,427,764)
Deficit accumulated	(27,000,910)	(26,674,737)

Total Xtra-Gold Resources Corp. stockholders’ equity	3,529,338	3,039,127
Non-controlling interest	(931,974))	(939,274)

Total equity	2,597,364	2,099,853

TOTAL LIABILITIES AND EQUITY	$3,129,490	$2,491,603

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 12)
	“James Longshore”	“James Schweitzer”
	Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars)
(unaudited)

	Three Month	Three Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
EXPENSES
Amortization	$34,381	$36,552	$69,662	$73,105
Exploration	195,411	79,905	268,791	159,659
General and administrative	161,439	100,772	240,124	177,977
LOSS BEFORE OTHER ITEMS	(391,681)	(217,229)	(578,577)	(410,741)

OTHER ITEMS
Foreign exchange gain (loss)	9,616	(51,834)	3,570	(74,240)
Interest expense	(4,157)	(2,689)	(6,258)	(4,948)
Realized loss on sales of trading securities	—	(8,306)	—	(8,306)
Net unrealized gain (loss) on trading securities	15,443	4,933	23,313	(8,074)
Other income	1,864	1,793	3,792	4,039
Change in fair value warrant derivative liability	(100,922)	—	(100,922)	—
Recovery of gold	174,094	240,674	336,209	287,852
	95,938	184,571	259,704	196,323

Consolidated loss for the period	(295,743)	(32,658)	(318,873)	(214,418)

Net gain attributable to non-controlling interest	(325)	(12,012)	(7,300)	(13,017)
Net (loss) attributable to Xtra-Gold Resources Corp.	$(296,068)	$(44,670)	$(326,173)	$(227,435)
Basic and diluted loss attributable to common stockholders per common share	$(0.01)	$(0.00)	$(0.01)	$(0.00)
Basic and diluted weighted average number of common shares outstanding	46,648,126	45,726,417	46,114,076	45,735,809

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONDENSED CONSOLIDATED STATEMENT OF EQUITY
(Expressed in U.S. Dollars)
(unaudited)

					Deficit
	Common Stock				Accumulated
			Additional		During the	Non-
	Number		Paid in		Exploration	Controlling
	of Shares	Amount	Capital	Deficit	Stage	Interest	Total

Balance, December 31, 2014	45,811,417	$45,811	$30,990,260	$(1,427,764)	$(26,247,372)	$(974,916)	$2,386,019

Repurchase of shares	(85,000)	(85)	(9,373)	—	—	—	(9,458)

Loss for the period	—	—	—	—	(227,435)	13,017	(214,418)
Balance, June 30, 2015	45,726,417	$45,726	$30,980,887	$(1,427,764)	$(26,474,807)	$(961,899)	$2,162,143

Balance, December 31, 2015	45,662,417	$45,662	$31,095,966	$(1,427,764)	$(26,674,737)	$(939,274)	$2,099,853
Private placement	2,500,000	2,500	691,228	—	—	—	693,728
Repurchase of shares	(105,500)	(105)	(15,638)	—	—	—	(15,743)
Stock-based compensation	—	—	89,643	—	—	—	89,643
Stock option exercises	408,000	408	48,348	—	—	—	48,756
Loss for the period	—	—	—	—	(326,173)	7,300	(318,873)
Balance, June 30, 2016	48,464,917	$48,465	$31,909,547	$(1,427,764)	$(27,000,910)	$(931,974)	$2,597,364

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)
(unaudited)

	Six Months	Six Months
	Period Ended	Period Ended
	June 30,	June 30,
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(318,873)	$(214,418)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	69,662	73,105
Change in asset retirement obligation	32,400	27,036
Stock-based compensation	89,643	—
Change in fair value warrant derivative liability	100,922	—
Unrealized foreign exchange gain (loss)	(10,396)	5,660
Realized (gain) loss on trading securities	—	8,306
Unrealized (gain) loss on trading securities	(23,313)	8,074
Purchase of trading securities	(65,839)	—
Proceeds on sale of trading securities		1,395
Changes in non-cash working capital items:
(Increase) Decrease in receivables and other assets	(145,931)	2,028
(Increase) in inventory	(169,292)	(17,854)
Increase in accounts payable and accrued liabilities	7,054	2,855

Net cash used in operating activities	(433,963)	(103,813)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuances of capital stock, net of financing costs	742,484	—
Repurchase of capital stock	(15,743)	(9,458)
Net cash provided by (used in) financing activities	726,741	(9,458)

Change in cash and cash equivalents during the period	292,778	(113,271)

Cash and cash equivalents, beginning of the period	862,552	850,736

Cash and cash equivalents, end of the period	$1,155,330	$737,465

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2016
(unaudited)

1.	HISTORY AND ORGANIZATION OF THE COMPANY

Silverwing Systems Corporation (the “Company”), a Nevada corporation, was incorporated on September 1, 1998. On June 23, 1999, the Company completed the acquisition of Advertain On-Line Canada Inc. (“Advertain Canada”), a Canadian company operating in Vancouver, British Columbia, Canada. The Company changed its name to Advertain On-Line Inc. (“Advertain”) on August 19, 1999. Advertain Canada’s business was the operation of a web site, “Advertain.com”, whose primary purpose was to distribute entertainment advertising on the Internet.

In May 2001, the Company, being unable to continue its funding of Advertain Canada’s operations, decided to abandon its interest in Advertain Canada. On June 15, 2001, the Company sold its investment in Advertain Canada back to Advertain Canada’s original shareholder. On June 18, 2001, the Company changed its name from Advertain to RetinaPharma International, Inc. (“RetinaPharma”) and became inactive.

In 2003, the Company became a resource exploration company. On October 31, 2003, the Company acquired 100% of the issued and outstanding common stock of Xtra-Gold Resources, Inc. (“XGRI”). XGRI was incorporated in Florida on October 24, 2003. On December 19, 2003, the Company changed its name from RetinaPharma to Xtra-Gold Resources Corp.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited (“Canadiana”) and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited (“Goldenrae”). Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana.

On October 20, 2005, XGRI changed its name to Xtra Energy Corp. (“Xtra Energy”).

On October 20, 2005, the Company incorporated Xtra Oil & Gas Ltd. (“XOG”) in Alberta, Canada. This subsidiary was struck from the records in 2014.

On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited (“XG Exploration”).

On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited (“XG Mining”).

On March 2, 2006, the Company incorporated Xtra Oil & Gas (Ghana) Limited (“XOGG”) in Ghana.

On November 30, 2012, the Company changed its residency address from the USA to the British Virgin Islands.

2.	CONTINUANCE OF OPERATIONS

The Company is in the early stages of development and as is common with any exploration company, it raises financing for its exploration and acquisition activities. The Company has incurred a loss of $326,173 for the six-month period ended June 30, 2016 and has accumulated a deficit during the exploration stage of $27,000,910. Results for the period ended June 30, 2016 are not necessarily indicative of future results. However, these losses raise substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management of the Company (“Management”) is of the opinion that sufficient financing will be obtained from external financing and further share issuances to meet the Company’s obligations. At June 30, 2016, the Company has working capital of $1,224,757, which would not be sufficient to fund the required exploration programs for a period greater than 12 months. The Company’s discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2016
(unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete annual financial statements. These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. The financial statements and notes are representations of the Company’s management and its board of directors, who are responsible for their integrity and objectivity.

Principles of consolidation

These condensed consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Xtra Energy (from October 31, 2003), XG Exploration (from February 16, 2004), XOG (from October 20, 2005) and XOGG (from March 2, 2006) and its 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes. Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 2016 and December 31, 2015, cash and cash equivalents consisted of cash held at financial institutions.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. As of June 30, 2016 and December 31, 2015, the Company recorded allowance for doubtful accounts of $0 and $97,493, respectively.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost and net realizable value. The Company’s inventory consists of raw gold. Costs are determined using the first-in, first-out (“FIFO”) method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2016
(unaudited)

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

The Company’s trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The condensed consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value. Exploration costs incurred on mineral properties are expensed as incurred. Development costs incurred on proven and probable reserves will be capitalized. Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses). When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2016
(unaudited)

Stock-based compensation

The Company accounts for stock-based compensation under the provisions of ASC 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date for all stock-based awards to employees and directors and is recognized as an expense over the requisite service period, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.

The Company accounts for stock compensation arrangements with non-employees in accordance with ASC 505 which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period on a straight-line basis. For stock options granted to non-employees, the fair value of the stock options is estimated using a Black-Scholes valuation model.

Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. To calculate diluted loss per share, the Company uses the treasury stock method and the if converted method. As of June 30, 2016, there were 1,397,000 warrants (June 30, 2015 – nil) and 1,795,000 stock options (June 30, 2015 – 2,210,000) outstanding which have not been included in the weighted average number of common shares outstanding as these were anti-dilutive.

Foreign exchange

The Company’s functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end. Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation. Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2016
(unaudited)

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. Cash in Canada is primarily held in financial institutions. Balances on hand may exceed insured maximums. Cash in Ghana is held in banks with a strong international presence. Ghana does not insure bank balances.

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of June 30, 2016, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	June 30,	Markets	Inputs	Inputs
	2016	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalent	$1,155,330	$1,155,330	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	200,762	200,762	—	—
Total	$1,577,414	$1,577,414	$—	$—

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2016
(unaudited)

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of June 30, 2016, the Company held $680,322 (December 31, 2015- $468,750) in low risk money market funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

Recent accounting pronouncements

In February 2015, the FASB issued ASU 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis," which makes changes to both the variable interest model and voting interest model and eliminates the indefinite deferral of FASB Statement No. 167, included in ASU 2010-10, for certain investment funds. All reporting entities that hold a variable interest in other legal entities will need to re-evaluate their consolidation conclusions as well as disclosure requirements. This ASU is effective for annual periods beginning after December 15, 2015, and early adoption is permitted, including any interim period. The Company does not expect the adoption of this guidance to have an impact on the consolidated financial statements.

4.	INVESTMENTS IN TRADING SECURITIES

At June 30, 2016, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. As of June 30, 2016, the fair value of trading securities was $200,762. (December 31, 2015 – $101,214).

	June 30,	December 31,
	2016	2015
Investments in trading securities at cost	$743,679	$651,580
Unrealized gains (losses)	(542,917)	(550,366)
Investments in trading securities at fair market value	$200,762	$101,214

5.	EQUIPMENT

		June 30, 2016
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	1,095,900	368,578
Vehicles	333,989	285,704	48,285
	$1,827,099	$1,410,236	$416,863

The company expensed $34,831 and $69,662 for amortization in the three and six months ended June 30, 2016.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2016
(unaudited)

		December 31, 2015
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	1,047,418	417,060
Vehicles	333,989	264,524	69,465
	$1,827,099	$1,340,574	$486,525

The company expensed $146,210 for amortization for the year ended December 31, 2015 as $36,553 each quarter.

6.	MINERAL PROPERTIES

	June 30,	December 31,
	2016	2015

Acquisition costs	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	8,133
Option payments received	(881,440)	(881,440)
Total	$734,422	$734,422

Kibi, Kwabeng and Pameng Projects

The Company holds an individual mining lease over the lease area of each of the Kibi Project, the Kwabeng Project and the Pameng Project, all of which are located in Ghana. The mining leases for the Kwabeng and Pameng Projects grant the Company mining rights to produce gold in the respective lease areas until July 26, 2019. We have applied for a 15 year extension/renewal of our Kibi Project (formerly known as the Apapam Project) which expired December 17, 2015. The extension is in accordance with the terms of application and payment of fees to the Minerals Commission of Ghana (“Mincom”). All gold production will be subject to a production royalty of the net smelter returns (“NSR”) payable to the Government of Ghana.

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license (“PL”) securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects. This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project. Subsequent to the year ended December 31, 2010, the Government of Ghana granted two mining leases for these Projects dated January 6, 2011. These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project. These mining leases supersede the PL previously granted to the Company. Among other things, both mining leases require that the Company (i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter); (ii) pay annual ground rent of GH¢260.00 (USD$167) for the Banso Project and GH¢280.00 (USD$180) for the Muoso Project; (iii) commence commercial production of gold within two years from the date of the mining leases; and (iv) pay a production royalty to the Government of Ghana. The Company has filed for the necessary permits to commence work on the project. The permits were approved and work has commenced on the properties.

The Company executed a letter of intent (“LOI”) with Buccaneer Gold Corp. (“Buccaneer”), formerly Verbina Resources Inc., a company related by two directors in common, on July 21, 2010 whereby Buccaneer could acquire an undivided 55% interest in the Company’s interest in the mineral rights of the Company’s Banso and Muoso concessions (“Concessions”). On January 21, 2011, the terms of the agreement were amended.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2016
(unaudited)

Pursuant to the 2011 LOI, Buccaneer can acquire a 55% legal and beneficial interest in the Company’s interest in the mineral rights of the Concessions (the “55% Interest”) pursuant to the following terms: Buccaneer shall (i) provide the Company, by February 28, 2011, with notice of its satisfactory completion of due diligence of the Concessions (provided on January 21, 2011), and receipt of regulatory acceptance by the TSX Venture Exchange of the 2011 LOI (received on February 16, 2011) (the “Effective Date”); (ii) make a cash payment to the Company of $425,000 consisting of $100,000 upon the Effective Date and $325,000 within 90 days of the Effective Date (received); (iii) issue 1,000,000 fully paid and non-assessable common shares of Buccaneer to the Company upon the Effective Date (issued in the March 2011 quarter); (iv) incur a total of $4,425,000 in exploration expenditures on the Concessions within five (5) years of the Effective Date with $500,000 to be incurred in the first year (completed) from the Effective Date and $1,000,000 in each year thereafter, except that in the final year the exploration expenditures shall be a minimum of $925,000; and (v) pay to the Company $300,000 in connection with a Versatile Time-domain Electromagnetic (“VTEM”), Magnetic and Radiometric survey to be flown over the Concessions by the Company, which payment shall be credited toward the $500,000 in exploration expenditures referred to above in subparagraph (iv). In 2013, Buccaneer ceased all activity at the Concession. At the time and in certain disclosures thereafter, the Company reported that it granted Buccaneer a two year extension to complete its obligation to incur the $4,425,000 in exploration expenditures. The Company further reported that Buccaneer had acquired a 55% interest in the alluvial rights relating to the Banso and Muoso projects by making a payment of $50,000 to the Company. The Company has been unable to locate any record of any such extension agreement or alluvial sales agreement or payment in respect thereof, and questions the validity/existence of the same. The circumstances of the reported extension and alluvial sales agreement, and disclosure made by the Company of same, are now under a review by the Company.

Additionally, the Company reported on July 24, 2015, that Buccaneer filed an action in the Ontario Superior Court of Justice against the Company and Mark McGinnis (the “Action”). In the Action, Buccaneer alleges that in July, 2010, Buccaneer and the Company entered into a letter of intent to option the Company’s Banso and Muoso prospecting licenses in Ghana leading to a joint venture between the parties. Buccaneer also alleges that pursuant to the said joint venture, Buccaneer acquired an immediate 55% undivided interest in the alluvial mining rights of the Company’s Banso and Muoso Concessions (the “Concessions”) at the time the agreement was reached and paid $50,000 for those rights. The Action claims against the defendants damages for breach of contract and breach of fiduciary duty and for an accounting of profits from the sale of alluvial gold recovered from the Concessions. Buccaneer seeks damages in the amount of $5,000,000 plus further amounts and costs to be determined at trial.

The Company believes the claims in the Action are without merit and will vigorously defend the unfounded claims in the event they are raised in an appropriate forum. It is the Company’s position that the matters in issue in the Action are subject to an arbitration agreement and that the Action is not properly before the Ontario court and the Company intends to seek an order of the Ontario Superior Court of Justice staying the Action. In respect of the allegation in the Action by Buccaneer that it acquired an immediate 55% interest in the alluvial rights to the Concessions, the Company has been unable to locate any record of such alluvial sales agreement or payment in respect thereof, and questions the validity/existence of the same. The Company is reviewing the circumstances of the disclosure made by the Company in respect of an alleged agreement relating to alluvial rights to the Concessions.

Mining lease and prospecting license commitments

The Company is committed to expend, from time to time fees payable (a) to the Minerals Commission for: (i) an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence); (ii) a grant of a mining lease (currently $100,000); (iii) an extension of a mining lease (currently $100,000); (iv) annual operating permits; and (v) the conversion of a reconnaissance license to a prospecting license (currently $20,000); (b) to the Environmental Protection Agency (“EPA”) (of Ghana) for: (i) processing and certificate fees with respect to EPA permits; (ii) the issuance of permits before the commencement of any work at a particular concession; or (iii) the posting of a bond in connection with any mining operations undertaken by the Company; (c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed; and (d) an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the areas covered by the Company’s mining leases and future reconnaissance and prospecting licenses and such other financial commitments arising out of any approved exploration programs in connection therewith.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2016
(unaudited)

7.	ASSET RETIREMENT OBLIGATION

	June 30,	December 31,
	2016	2015

Balance, beginning of period	$145,029	$96,395
Change in obligation	32,400	48,634
Balance, end of period	$177,429	$145,029

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $177,429 (2015 - $145,029). During 2016, 2015 and 2014, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$221,322 which has been recorded in restricted cash.

8.	CAPITAL STOCK

Issuances of shares

During the period ended June 30, 2016, the Company issued 2,500,000 units at CAD$0.40 per unit for proceeds of $693,728 net of costs. Each unit was comprised of one common share and one half of one common share purchase warrant. Each full purchase warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing. The Company also issued 147,000 finders warrants with this financing. Each finders warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing.

During the period ended June 30, 2016, the Company issued 408,000 shares at CAD$0.15 per share for proceeds of $48,756 on exercise of stock options.

Cancellation of shares

During the period ended June 30, 2015, a total of 85,000 common shares were re-purchased for $9,458 and cancelled.

During the year ended December 31, 2015, a total of 149,000 common shares were re-purchased for $18,901 and cancelled.

During the period ended June 30, 2016, a total of 105,500 common shares were re-purchased for $15,743 and cancelled.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the “2011 Plan”) and cancelled the 2005 equity compensation plan. Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant. The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval. The maximum term of options granted cannot exceed 10 years.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2016
(unaudited)

The TSX’s rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company’s directors and by the Company’s shareholders. The Board approved all unallocated options under the Option Plan on March 26, 2014 which was approved by the Company’s shareholders at the annual and special meeting held on June 19, 2014.

At June 30, 2016, the following stock options were outstanding:

Number of	Exercise	Expiry Date
Options	Price

108,000	CDN$0.50	March 5, 2017
162,000	CDN$0.15	March 12, 2017
54,000	CAD$0.50	June 1, 2020
63,000	CDN$0.15	June 1, 2020
48,000	CDN$0.225	June 1, 2020
90,000	CDN$0.50	July 1, 2020
30,000	CDN$0.50	March 1, 2021
100,000	CDN$0.225	March 1, 2021
108,000	CDN$0.15	June 10, 2021
382,000	CDN$0.15	December 31, 2022
250,000	CDN$0.20	October 8, 2025
400,000	CDN$0.40	May 5, 2026

Stock option transactions and the number of stock options outstanding are summarized as follows:

	June 30, 2016		December 31, 2015
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of period	2,235,000	$0.16	2,426,000	$0.43
Granted	400,000	$0.31	250,000	0.15
Exercised	(408,000)	$0.12	—	—
Cancelled/Expired	(432,000)	$0.16	(441,000)	$0.36

Outstanding, end of period	1,795,000	$0.21	2,235,000	$0.16
Exercisable, end of period	1,795,000	$0.21	2,235,000	$0.16

The aggregate intrinsic value for options vested and for total options as of June 30, 2016 is approximately $347,809 (December 31, 2015 - $nil). The weighted average contractual term of stock options outstanding and exercisable as at June 30, 2016 is 6.17 years (December 31, 2015 – 3.67 years).

The fair value of stock options granted, vested, and modified during the period ended June 30, 2016 was $89,643 (year ended December 31, 2015 - $124,458) which has been included in general and administrative expense.

During the year ended December 31, 2015, the Company re-priced 424,000 options previously granted to insiders of the Company and 48,000 options previously granted to non-insiders of the Company. The options were re-priced to $0.18 (CAD$0.225), resulting in a charge of $20,202 during the year.

During the year ended December 31, 2015, the Company re-priced 1,231,000 options previously granted to insiders of the Company to $0.12 (CAD$0.15), resulting in a charge of $86,081 during the year.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2016
(unaudited)

The following assumptions were used for the Black-Scholes valuation of stock options amended during the six-month period ended June 30, 2016 and the year ended December 31, 2015:

	2016	2015

Risk-free interest rate	—	0.26% - 1.64%
Expected life	—	0.8 to 5 years
Annualized volatility	—	58% - 74%
Dividend rate	—	—

There were 400,000 option grants during 2016 to an insider of the Company at $0.31 (CAD$0.40) . During the year ended December 31, 2015, the Company granted 250,000 options to insiders of the Company at $0.15 (CAD$0.20) . The following assumptions were used for the Black-Scholes valuation of stock options granted during the years ended December 31, 2015:

	2016	2015

Risk-free interest rate	1.75%	1.75%
Expected life	7.5 years	7.5 years
Annualized volatility	61%	68%
Dividend rate	—	—

The weighted average fair value of options granted in 2016 was $89,643 (2015 - $0.10) .

Warrants

At June 30, 2016, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

1,397,000	CAD$0.65	August 25, 2017

Warrant transactions and the number of warrants outstanding are summarized as follows:

		2016		2015

Balance, beginning of period	—			—	—
Issued	1,397,000	CAD$	0.65	—	—
Exercised	—			—	—
Expired	—			—	—
Balance, end of period	1,397,000	CAD$	0.65	—	—

Under US GAAP when the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock, and would consequently be considered to be a derivative liability. The common share purchase warrants described above are denominated in CAD dollars and the Company’s functional currency is the US dollar. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

The Company determined that the fair value of the warrant liability using the Black-Scholes Options Pricing Model at May 25, 2016 to be $70,712. The fair value of the warrants has been estimated at June 30, 2016 using the Black-Scholes Options Pricing Model to be $100,922.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2016
(unaudited)

The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. At June 30, 2016, the fair value adjustment was recognized in the consolidated statement of operations.

9.	RELATED PARTY TRANSACTIONS

During the six-month periods ended June 30, 2016 and June 30, 2015, the Company entered into the following transactions with related parties:

	June 30,	June 30,
	2016	2015

Consulting fees paid or accrued to officers or their companies	$314,943	$236,776
Directors’ fees	1,091	4,857

Stock option grants to officers and directors	400,000	—
Stock option grant price range	$0.31	—

Of the total consulting fees noted above, $92,744 (June 30, 2015 - $82,842) was payable by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $46,372 (June 30, 2015 - $41,421) of this amount. As at June 30, 2016, $53,840 (December 31, 2015, $51,096) remains payable to this related company and $5,000 (December 31, 2015, $10,000) remains payable to the related party.

In 2016, a total of 400,000 stock options were issued to an officer of the Company at a strike price of $0.31 per share. A total of $89,643 was included in consulting fees related to these options. A total of 1,231,000 stock options previously granted to related parties were amended in 2015 by re-pricing these options to CAD$0.15 per share and a total of 424,000 stock options previously granted to related parties were amended in 2015 by re-pricing these options to CAD$0.225 per share.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	June 30,	June 30,
	2016	2015

Cash paid during the period for:
Interest	$6,258	$4,948
Income taxes	$—	$—

There were no significant non-cash transactions during the six-month periods ended June 30, 2016 and 2015.

11.	SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties.

Geographic information is as follows:

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2016
(unaudited)

	June 30,	June 30,
	2016	2015

Cash and restricted cash:
Canada	$1,000,097	$547,454
Ghana	376,555	411,333
Total cash and restricted cash	1,376,652	958,787
Capital assets
Canada	—	—
Ghana	1,151,285	1,294,052
Total capital assets	1,151,285	1,294,052
Total	$2,527,937	$2,252,839

Net loss:
Canada	$(391,868)	$(344,584)
Ghana	65,695	117,149
Total	$(326,173)	$(227,435)

12.	CONTINGENCY AND COMMITMENTS

a)

The Company leases 881 square feet for its corporate office located at Suite 902, 357 Bay Street, Toronto, Ontario. The lease has a 60 month term commencing November 1, 2012, at approximately CAD$3,667 (US$2,824) per month.

b)

In late 2009, the Government of Ghana announced an increase in the gross overriding royalty (“GOR”) required payable by all mining companies in the country from 3% to 5%. The industry standard remained at 3% due to stability agreements which were in place with a number of companies. From the commencement of gold recovery in July 2010 to September 2010, the Company paid the GOR at 5% and as of October 2010, the Company began to pay the GOR at 3% until July 1, 2011 when the Company again paid the royalty at 5%. As a result of this decision, there is a potential unrecorded liability of $84,300 related to 2010 activities and a recorded liability of $120,000 related to 2011 activities. Although the Company believes it is unlikely that these amounts will become payable a provision has been recorded due to the uncertainty of the timing of the increase.

c)

The Government of Ghana has required an environmental bond of $385,000 for the Banso permit and $327,000 for the Muoso permit. The Company is negotiating these balances with the government. During the year ended December 31, 2014, the Company received environmental permits for its Banso and Muoso properties. These permits are subject to environmental bonds of $385,000 and $327,000 being posted within the year ended December 31, 2015. Should the bonds not be posted, the Company could lose the permits. The deadline to post the bonds has been extended and the Company is currently negotiating the final balance of the environmental bonds to be posted.

d)

In 2012, the Office of the Administrator of Stool Lands in Ghana has attempted to raise the land rents on the Company’s properties from less than $10,000 annually to over $300,000 annually. The Company disputes the increase and has responded by challenging the legality of the notices as prescribed by the Minister for Lands and Natural Resources as required by the Mineral and Mining Act 2006.

13.	SUBSEQUENT EVENT NOTE

Subsequent to June 30, 2016, 125,000 stock options were granted at a strike price of CAD$0.65 per common share for a period of 5 years.